# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Treace Medical Concepts, Inc., CIK 0001630627
CUSIP: 89455T109
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 100 Palmetto Park Place, Ponte Vedra, Florida (FL), 32081
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-123492
Filed by CIK 0001856380

## Reporting persons
- John T. Treace: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,045,893; shared voting power 3,485,066; sole dispositive power 9,045,893; shared dispositive power 3,485,066; aggregate amount beneficially owned 12,530,959 (19.2% of the class)

## Item 1. Issuer
Name of issuer: Treace Medical Concepts, Inc.
Address of issuer's principal executive offices: 100 Palmetto Park Place, Ponte Vedra, Florida 32081

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of John T. Treace (the "Reporting Person").
Address of principal business office or, if none, residence: The business address of the Reporting Person is c/o Treace Medical Concepts, Inc., 100 Palmetto Park Place, Ponte Vedra, Florida 32081.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The ownership information presented below represents beneficial ownership of Common Stock of Treace Medical Concepts, Inc. (the "Issuer") as of June 30, 2026, based upon 64,976,624 shares of Common Stock outstanding as of June 30, 2026, as provided by the Issuer. John T. Treace may be deemed the beneficial owner of 12,530,959 shares of Common Stock, which includes (i) 6,805,655 shares of Common Stock held of record by the Reporting Person, (ii) 1,839,063 shares of Common Stock held of record by a family trust, of which the Reporting Person is trustee, (iii) 1,605,000 shares of Common Stock held of record by Reporting Person's spouse, (iv) 1,471,250 shares of Common Stock held of record by a family trust, of which the Reporting Person's spouse is co-trustee, (v) 408,816 shares of Common Stock held of record by a family trust, of which the Reporting Person is co-trustee and (vi) 401,175 shares of Common Stock underlying stock options that are either currently exercisable or will be exercisable within 60 days of June 30, 2026.
Percent of class: 19.2
Sole power to vote or to direct the vote: 9,045,893
Shared power to vote or to direct the vote: 3,485,066
Sole power to dispose or to direct the disposition: 9,045,893
Shared power to dispose or to direct the disposition: 3,485,066

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John T. Treace: /s/ John T. Treace, Chief Executive Officer (08/12/2026)